Exhibit 99.1

Shopify Completes Acquisition of Deliverr to Expand Fast and Easy Fulfillment for  Merchants Across Multiple Channels

Internet, Everywhere - July 8, 2022 - Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, today announced that it has completed its acquisition of Deliverr, Inc.

“Together with Deliverr, Shopify Fulfillment Network (SFN) will give millions of independent businesses, on and off Shopify, an end-to-end logistics platform to unlock fast and easy fulfillment,” said Aaron Brown, CEO of Shopify’s logistics group. “I am delighted to officially welcome the over 400 talented employees of Deliverr to Shopify. Our combined team strengthens SFN’s ability to manage merchant inventory from ‘port to porch’ as merchandise arrives at domestic ports, travels to and throughout the warehouse network, gets distributed across sales channels, and ultimately arrives at the consumer’s doorstep.”

Brown added, “SFN will allow all merchants to better align the supply of their inventory with buyer demand as we remove complexity for merchants in one of the most challenging areas they face today: logistics. And soon, we will roll out another powerful feature of SFN called Shop Promise, which will offer reliable two- and next-day delivery options across the U.S.”

With the addition of Deliverr's world-class software, talent, data, and scale, SFN will offer merchants a one-stop shop for their logistics needs, from initial receipt of inventory to smart distribution, through to fast delivery and easy returns. Merchant benefits include:

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Multichannel inventory management. Merchants will have a single place to view and ship their inventory for different sales channels, including Amazon, eBay, Etsy, Walmart, and platforms like Google, Facebook, Instagram, and TikTok.

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Greater alignment between inventory supply and demand. Merchants will have their inventory automatically positioned near demand and fulfill orders from the closest possible warehouse utilizing proprietary software that predicts where customer orders are likely to come from.

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More flexible, independent logistics services. Merchants, whether or not they use SFN for fulfillment, can mix and match key services such as storage, freight, inventory preparation and returns so they can choose what’s right for them as they scale.

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Shop Promise. A new service that offers consumers reliable two-day and next-day delivery options across the U.S., Shop Promise utilizes an expanded network of partners and carriers, and guarantees merchants full ownership of their brand, business intelligence, and customer data.

The anticipated benefits of Shopify’s acquisition of Deliverr are described in greater detail on our news page.

Transaction Terms
Under the terms of the agreement, Shopify acquired all of Deliverr’s outstanding securities in a transaction valued at approximately $2.1 billion, consisting of $1.7 billion in net cash and $0.4 billion in Shopify Class A Subordinate Voting Shares, some of which are for post-transaction services that will be accounted for as stock-based compensation. Deliverr’s key management elected to take a significant portion of their stockholder consideration as Shopify Class A Subordinate Voting Shares that will vest subject to certain conditions.

About Shopify
Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix, FIGS, and many more. For more information, visit www.shopify.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Words such as “expect”, “continue”, “will”, “plan”, and “intend” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to risk factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada.

The forward-looking statements contained in this press release represent Shopify’s expectations as of the date of this post, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:
Katie Keita
Director, Investor Relations
613-241-2828 x 1024
IR@shopify.com

MEDIA:
Alex Lyons
Senior Communications Lead
416-238-6705 x 302
press@shopify.com